Exhibit 99.1

China Online Education Group Announces Receipt of NYSE Non-Compliance Letter

SHENZHEN, December 21, 2021 – China Online Education Group (“51Talk,” or the “Company”) (NYSE: COE) today announced that it has received a letter dated December 20, 2021 (the “Letter”) from the New York Stock Exchange (the “NYSE”), notifying the Company that it is below compliance standards due to the Company’s total market capitalization and stockholders’ equity.

Pursuant to applicable NYSE continued listing standards, a company would be considered “below criteria” by the NYSE if its total market capitalization is less than US$50 million over a 30 trading-day period and its stockholders’ equity is less than US$50 million. A review of the current financial condition of the Company by the NYSE shows that, as of December 17, 2021, the Company’s 30 trading-day average market capitalization was approximately US$39.3 million and its last reported stockholders’ equity as of June 30, 2021 was approximately negative US$134.2 million. Accordingly, the Company is now subject to the procedures as set forth in Sections 801 and 802 of the NYSE Listed Company Manual, and is required to respond within 90 days of the Letter with a business plan that demonstrates compliance with the continued listing standard within 18 months of receipt of the Letter. The business plan will be reviewed for final disposition by the Listings Operations Committee of the NYSE.

To address this issue, the Company intends to comply with the applicable procedures and is considering its options to regain compliance.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking" statements which are made pursuant to the “safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. 51Talk may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 51Talk's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in 51Talk's filings with the SEC. All information provided in this press release is as of the date of this press release, and 51Talk does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About China Online Education Group

China Online Education Group (NYSE: COE) is a leading online education platform in China, with core expertise in English education. The Company's mission is to make quality education accessible and affordable. The Company's online and mobile education platforms enable students across China to take live interactive English lessons with overseas foreign teachers, on demand. The Company connects its students with a large pool of highly qualified foreign teachers that it assembled using a shared economy approach, and employs student and teacher feedback and data analytics to deliver a personalized learning experience to its students.

For investor and media inquiries, please contact:

China Online Education Group

Investor Relations

ir@51talk.com